EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective March 16, 2001, the Board of Trustees of Monarch Funds amended the investment policies of Treasury Cash Fund to eliminate the requirement that the fund limit its investments to those legally permissible for Federally chartered credit unions.